FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No. MNN770431/01/2019

AXIS Insurance Company

(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):	Ares Dynamic Credit Allocation Fund, Inc.
Principal Address:	2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

Item 2. Bond Period: from 12:01 a.m. on	November 9, 2019	to 12:01 a.m. on	November 9, 2020
	(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)

standard time.

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be: N/A

Item 4. Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $5,000,000

and the Single Loss Deductible is $50,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to:

	Single Loss	Single Loss
	Limit of Liability	Deductible
Insuring Agreement (A) FIDELITY	$5,000,000	$0
Insuring Agreement (B) ON PREMISES	$5,000,000	$50,000
Insuring Agreement (C) IN TRANSIT	$5,000,000	$50,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$5,000,000	$50,000
Insuring Agreement (E)-SECURITIES	$5,000,000	$50,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	$5,000,000	$50,000

Optional Insuring Agreements and Coverages:
Computer Systems Fraud	$5,000,000	$50,000
Customer Funds Transfer Fraud	$5,000,000	$50,000
Destruction of Data - Hacker	$5,000,000	$50,000
Destruction of Data - Virus	$5,000,000	$50,000
Unauthorized Signatures	$1,000,000	$50,000
Uncollectable Items of Deposit	$100,000	$10,000
Claims Expense	$100,000	$50,000
Audit Expense	$100,000	$50,000
Partners Coverage	Nil	Nil

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

TSB 5062b

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

Riders:

•               Signature Page - AXIS 102 AIC (06-15)

•               Policyholder Notice Economic and Trade Sanctions - AXIS 906 (03-16)

1.           ERISA Rider — SR 6145b

2.           California Premium Rider — SR 5862

3.           Amend Counterfeit Money Insuring Agreement Rider - FI 1016 (08 14)

4.           Computer Systems Fraud Insuring Agreement — SR 6196

5.           Audit Expense Insuring Agreement Rider - FI 1003 (08 14)

6.           Claim Expense Insuring Agreement Rider - FI 1004 (08 14)

7.           Manuscript Rider (Amend Fidelity Insuring Agreement)

8.           Manuscript Rider (Amend Change of Control)

9.           Manuscript Rider (Amend Notice)

10. Manuscript Rider (Amend Employee)

11. Manuscript Rider (Amend Termination)

12. Manuscript Rider

13. Manuscript Rider (Amend Discovery)

14. Protected Information Exclusion Rider (Fidelity Carveback) — FI 1026 (08 14)

15. Customer Funds Transfer Fraud Coverage Rider - FI 1045B (01 18)

16. Amend Definition of Employee to Include Affiliated Persons Rider (1940 Act) - FI 1050 (05-16)

17. Securities and Exchange Commission Notification Rider - FI 1020-14 (08 14)

18. Unauthorized Signatures Insuring Agreement Rider - FI 1021 (08 14)

19. Ares Dynamic Credit Allocation Fund, Inc. - MANU-5476 (12-17)

20. Uncollectible Items of Deposit Coverage Rider - FI 1049 (05-16)

21. Automatic Increase in Limits for Investment Companies Rider - FI 1058 (09-16)

22. Automatic Coverage for New Investment Funds Rider - FI 1059 (09-16)

23. Ares Dynamic Credit Allocation Fund, Inc. Rider- MANU-7078A (11-18)

24. Ares Dynamic Credit Allocation Fund, Inc. Rider- MANU-7078B (11-18)

Item 6.         The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) MNN770431/01/2018 such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)       Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)         to cause the Insured to sustain such loss; and

(b)         to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)      (1)           Loss of Property resulting directly from

(a)         robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)         theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2)          Loss of or damage to

(a)         furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)         such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i)             the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)          the loss is not caused by fire.

IN TRANSIT

(C)       Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)         a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)         a Transportation Company and being transported in an armored motor vehicle, or

(c)          a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)             records, whether recorded in writing or electronically, and

(ii)          Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)       Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)       Loss resulting directly from

(1)          Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)        Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1)          acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)         Certificated Security,

(b)         deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)          Evidence of Debt,

(d)         Instruction to a Federal Reserve Bank of the United States, or

(e)          Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)                  bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)               is altered, or

(iii)            is lost or stolen;

(2)          guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3)          acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F)         Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.            Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B.            If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)         has occurred or will occur in offices or premises, or

(b)         has been caused or will be caused by an employee or employees of such institution, or

(c)          has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)                  give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)               obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)            upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C.            When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.            The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.             If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F.              The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)         Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)         Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)          Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)         represented by an instrument issued in bearer or registered form;

(2)         of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)         either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)         Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)          Employee means

(1)         a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)         an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)         a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)         an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)         each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)         a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)           Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)          Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)         as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)         the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)         the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)         as respects limited partners the value of such limited partner’s (’) investment in the Insured.

(h)         Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)             Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)            Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)         Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)             Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)       Negotiable Instrument means any writing

(1)         signed by the maker or drawer; and

(2)         containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)         is payable on demand or at a definite time; and

(4)         is payable to order or bearer.

(n)           Partner means a natural person who

(1)         is a general partner of the Insured, or

(2)         is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)         Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p)         Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)         a description of the Issue of which the Uncertificated Security is a part;

(2)         the number of shares or units:

(a)         transferred to the registered owner;

(b)         pledged by the registered owner to the registered pledgee;

(c)          released from pledge by the registered pledgee;

(d)         registered in the name of the registered owner on the date of the statement; or

(e)          subject to pledge on the date of the statement;

(3)         the name and address of the registered owner and registered pledgee;

(4)         a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)         the date:

(a)         the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)         the pledge of the registered pledgee was registered, or

(c)          of the statement, if it is a periodic or annual statement.

(q)         Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)            Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)         not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)         of a type commonly dealt in on securities exchanges or markets; and

(3)         either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s)           Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)         loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)         loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)          loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)         loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)          loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)           loss resulting from any violation by the Insured or by any Employee

(1)         of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)         of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)          loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)         loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)             loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)            damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)         loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)         in obtaining credit or funds, or

(2)         in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)         in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)             loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)     loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)         to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)         to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)         loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)         loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)         loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)         loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B) (2);

(r)            loss of Property while

(1)         in the mail, or

(2)         in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s)           potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)            damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)         all fees, costs and expenses incurred by the Insured

(1)         in establishing the existence of or amount of loss covered under this bond, or

(2)         as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)         indirect or consequential loss of any nature;

(w)       loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)         loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)         loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)          loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)  loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)         The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)         The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)         any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)         any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)          all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)         any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS

AGAINST UNDERWRITER

Section 5.

(a)         At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)         Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)          Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)         Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)          If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)           This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a)         In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)         In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)          Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)         Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)         submit to examination by the Underwriter and subscribe to the same under oath; and

(2)         produce for the Underwriter’s examination all pertinent records; and

(3)         cooperate with the Underwriter in all matters pertaining to the loss.

(e)          The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

/s/ Andrew Weissert	/s/ Carlton W. Maner
Secretary	President

Andrew Weissert, Secretary	Carlton W. Maner, President

AXIS 102 AIC (06-15)

1

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”) OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

AXIS 906 (03-16)

1

Rider No. 1

Effective date of this rider: 12:01 a.m. on November 9, 2019

To be attached to and form part of Policy Number: MNN770431/01/2019

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: AXIS Insurance Company

It is agreed that:

1.              “Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.              If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.              In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.              If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.              The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6.              Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

7.              This rider is effective as of 12:01 a.m. on November 9, 2019.

Accepted:

ERISA RIDER

TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

REVISED TO JUNE, 1990.

All other provisions remain unchanged.

SR 6145b

1

Rider No. 2

Effective date of this rider: 12:01 a.m. on November 9, 2019

To be attached to and form part of Policy Number: MNN770431/01/2019

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: AXIS Insurance Company

CALIFORNIA PREMIUM

It is agreed that:

1.              In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period from November 9, 2019

to November 9, 2020

is Twenty-Six Thousand, Seven Hundred.	Dollars ($26,700).

2.              This rider is effective as of noon on November 9, 2019.

CALIFORNIA PREMIUM RIDER

FOR USE WITH ALL FORMS OF STANDARD BONDS, TO COMPLY WITH RULINGS OF THE INSURANCE COMMISSIONER AND THE ATTORNEY-GENERAL.

REVISED TO AUGUST, 168

All other provisions remain unchanged.

SR 5862

1

Rider No.	This rider is effective on the effective	Bond No.	☐ Additional
	date of the bond unless a different		☐ Return
	date is set forth below.		Premium
3	12:01 a.m. on November 9, 2019	MNN770431/01/2019	N/A

AMEND COUNTERFEIT MONEY

INSURING AGREEMENT RIDER

It is agreed that Insuring Agreement (F) COUNTERFEIT MONEY is replaced with the following:

COUNTERFEIT MONEY

(F)         Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada, or any other country.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

FI 1016 (08 14)

1

Rider No. 4

Effective date of this rider: 12:01 a.m. on November 9, 2019

To be attached to and form part of Policy Number: MNN770431/01/2019

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: AXIS Insurance Company

It is agreed that:

1.              The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)         entry of Electronic Data or Computer Program into, or

(2)         change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)             Property to be transferred, paid or delivered,

(ii)          an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii)       an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry of change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.              In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)       Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)       Computer System means

(1)         computers with related peripheral components, including storage components wherever located,

(2)         systems and applications software,

(3)         terminal devices, and

(4)         related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)       Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

ADOPTED DECEMBER, 1993

SR 6196

EXCLUSIONS

(A)       loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B)       loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)       loss resulting directly or indirectly from

(1)         mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)         failure or breakdown of electronic data processing media, or

(3)         error omission in programming or processing;

(D)       loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)        loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3.              The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4.              This rider shall become effective as of 12:01 a.m. on November 9, 2019.

All other provisions remain unchanged.

Rider No.	This rider is effective on the effective	Bond No.	☐ Additional
	date of the bond unless a different		☐ Return
	date is set forth below.		Premium
5	12:01 a.m. on November 9, 2019	MNN770431/01/2019	N/A

AUDIT EXPENSE INSURING AGREEMENT RIDER

It is agreed that:

I.                The INSURING AGREEMENTS are amended by the addition of the following:

AUDIT EXPENSE

Reasonable expenses incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss under Insuring Agreement (A) FIDELITY.

II.           The applicable Single Loss Limit of Liability and Single Loss Deductible for the Audit Expense Insuring Agreement are as set forth in the Declarations. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for Insuring Agreement (A) FIDELITY set forth in the Declarations.

III.      Paragraph (1) of Exclusion (u) shall not apply to the Audit Expense Insuring Agreement.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

FI 1003 (08 14)

1

Rider No.	This rider is effective on the effective	Bond No.	☐ Additional
	date of the bond unless a different		☐ Return
	date is set forth below.		Premium
6	12:01 a.m. on November 9, 2019	MNN770431/01/2019	N/A

CLAIM EXPENSE INSURING AGREEMENT RIDER

It is agreed that:

I.                The INSURING AGREEMENTS are amended by the addition of the following:

CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss covered under this bond.

II.           The applicable Single Loss Limit of Liability and Single Loss Deductible for the Claim Expense Insuring Agreement are as set forth in the Declarations. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for the Insuring Agreement applicable to the loss that is the subject of the valid claim as set forth in the Claim Expense Insuring Agreement.

III.      Paragraph (1) of Exclusion (u) shall not apply to the Claim Expense Insuring Agreement.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

FI 1004 (08 14)

1

Rider No. 7

Effective date of this rider: 12:01 a.m. on November 9, 2019

To be attached to and form part of Policy Number: MNN770431/01/2019

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

(Amend Fidelity Insuring Agreement)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that:

I.                The first paragraph of Insuring Agreement (A) FIDELITY is replaced with the following:

Loss resulting directly from dishonest or fraudulent acts, including Larceny or Embezzlement, committed by an Employee acting alone or in collusion with others.

II.           For the purposes of this bond, the terms Larceny and Embezzlement shall have the same meaning ascribed to such terms in Section 37 of The Investment Company Act of 1940.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

1

Rider No. 8

Effective date of this rider: 12:01 a.m. on November 9, 2019

To be attached to and form part of Policy Number: MNN770431/01/2019

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

(Amend Change of Control)

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that the first two paragraphs of Section C. CHANGE OF CONTROL — NOTICE of the GENERAL AGREEMENTS are replaced with the following:

When the Insured learns of a change in control, it shall give written notice to the Underwriter as soon as practicable, but in no event later than thirty (30) days, after such change in control has occurred. Such notice shall contain the names of the transferors and the transferees (or the names of the beneficial owners if the voting securities are requested in another name), the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and the total number of outstanding voting securities.

As used in this General Agreement, control shall have the meaning set forth in Section 2(a)(9) of the Investment Company Act of 1940, and means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. A change in ownership of voting securities of a company which results in direct or indirect ownership by a securities holder or an affiliated group of securities holders of more than twenty-five percent (25%) of such voting securities shall be presumed to result in a change in control for the purpose of giving the required notice.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

1

Rider No. 9

Effective date of this rider: 12:01 a.m. on November 9, 2019

To be attached to and form part of Policy Number: MNN770431/01/2019

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

(Amend Notice)

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that Section F. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED — ELECTION TO DEFEND of the GENERAL AGREEMENTS is amended as follows:

A.            The first paragraph is replaced with:

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed sixty (60) days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

B.            The last paragraph is replaced with:

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within sixty (60) days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of twenty-four (24) months from the date of such final judgment or settlement.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

1

Rider No. 10

Effective date of this rider: 12:01 a.m. on November 9, 2019

To be attached to and form part of Policy Number: MNN770431/01/2019

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

(Amend Employee)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that Definition 1(e) Employee of the CONDITIONS AND LIMITATIONS is amended by the addition of the following:

Employee also means

(i)     a natural person consultant while in the service of the Insured whom the Insured has the right to direct and control in such service pursuant to a written contract;

(ii)    an employee of Ares Capital Management II, LLC, solely while such employee is performing services for the Insured; and

(iii)   a director or trustee of the Insured, whether or not compensated, when performing acts coming within the scope of the usual duties of a natural person in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

1

Rider No. 11

Effective date of this rider: 12:01 a.m. on November 9, 2019

To be attached to and form part of Policy Number: MNN770431/01/2019

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

(Amend Termination)

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that the second paragraph of Section 12. TERMINATION OR CANCELATION of the CONDITIONS AND LIMITATIONS is replaced with the following:

This bond terminates as to any Employee or any partner, officer or employee of any Processor:

(i)                as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person involving Money or Property of a value of more than $10,000 and which occurred at any time, whether in the employment of the Insured or otherwise. Termination as to such person is effective whether or not the dishonest or fraudulent act is of the type covered under Insuring Agreement (A), whether committed against the Insured or any other person or entity, and without regard to whether the knowledge was obtained before or after the commencement of this bond; provided this does not apply to loss of any Money or Property already in transit in the custody of such person at the time knowledge of the dishonest or fraudulent act was obtained; or

(ii)             fifteen (15) days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

1

Rider No. 12

Effective date of this rider: 12:01 a.m. on November 9, 2019

To be attached to and form part of Policy Number: MNN770431/01/2019

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1.                                      Item 1 of the Declarations page, Name of Insured (herein called Insured), is amended to include the following:

•             Ares Multi-Strategy Credit Fund, Inc.

•             CION Ares Diversified Credit Fund

All other provisions remain unchanged.

1

Rider No. 13

Effective date of this rider: 12:01 a.m. on November 9, 2019

To be attached to and form part of Policy Number: MNN770431/01/2019

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

(Amend Discovery)

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that Section 3. DISCOVERY of the CONDITIONS AND LIMITATIONS is replaced with the following:

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured’s General Counsel’s Office, Department of Risk Management, serving in a functionally equivalent position first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured’s General Counsel’s Office, Department of Risk Management, or Human Resource Department serving in a functionally equivalent position receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

1

Rider No.	This rider is effective on the effective	Bond No.	☐ Additional
	date of the bond unless a different		☐ Return
	date is set forth below.		Premium
14	12:01 a.m. on November 9, 2019	MNN770431/01/2019	N/A

PROTECTED INFORMATION EXCLUSION RIDER

(Fidelity Carveback)

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A.    confidential or non-public; or

B.    personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety & Fidelity Association of America

FI 1026 (08 14)

1

Rider No.	Effective Date of Rider	Bond Number	Additional Premium
15	12:01 a.m. on November 9, 2019 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN770431/01/2019	N/A

CUSTOMER FUNDS TRANSFER FRAUD COVERAGE RIDER

WITH CALL BACK FOR TRANSFERS IN EXCESS OF THE DEDUCTIBLE

I.     The following is added to Item 4 in the Declarations:

CUSTOMER FUNDS TRANSFER FRAUD Insuring Agreement Single Loss Limit of Liability: $5,000,000
CUSTOMER FUNDS TRANSFER FRAUD Insuring Agreement Single Loss Deductible: $50,000

II.    The following Insuring Agreement is added:

CUSTOMER FUNDS TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred a Customer’s Money on deposit in an account or Certificated Securities to a person or account outside the Customer’s control, in reliance on a fraudulent telephone, telefacsimile, text message or e-mail instruction to the Insured directing such transfer from the Customer’s account, which instruction purports and reasonably appears to have originated from an Authorized Transfer Agent, but which, in fact, was issued without the Customer’s knowledge or consent by someone other than an Authorized Transfer Agent, subject to the following conditions precedent:

(1)         The instruction included the Customer’s password and PIN and any other security codes required by the Insured’s written agreement with such Customer (“Verified Instruction”).

(2)         The sender of the instruction was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee.

(3)         The instruction was received by an Employee specifically authorized by the Insured to receive and act upon such instructions.

(4)         For any transfer exceeding the amount of the Customer Funds Transfer Fraud Insuring Agreement Single Loss Deductible, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s written agreement with such Customer, or by other verification procedures approved in writing by the Underwriter (“Security Measure”).

(5)         The Insured preserved a contemporaneous record of the Verified Instruction and any Security Measure and furnishes both to the Insurer, along with a copy of the Insured’s written agreement with the Customer, in the Proof of Loss.

(6)         The Insured asserts any available claims, offsets or defenses against the Customer, any financial institution, any fund administrator or any other party to the transaction.

III.  The following Definitions are added:

Authorized Transfer Agent means an employee of the Customer or another financial institution with authority to instruct the Insured to transfer the Customer’s Money or Certificated Securities.

Customer means an entity or natural person who has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon a telephone, telefacsimile, text message or e-mail instruction from an Authorized Transfer Agent.

Includes copyright material of The Surety Association of America

FI 1045B (01-18)

1

IV.  Exclusion (i) does not apply to loss covered under the Customer Funds Transfer Fraud Insuring Agreement.

V.            Solely with respect to the Customer Funds Transfer Fraud Insuring Agreement, the following Exclusions are added to the EXCLUSIONS Section of the bond:

•                  loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to the Customer’s password, PIN or any other security code;

•                  loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet unless:

(1)         each ACH entry was individually verified via the call back procedures without regard to the amount of the entry; or

(2)         the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

VI.       For purposes of the Customer Funds Transfer Fraud Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

All other provisions of the bond remain unchanged.

2

Rider No.	Effective Date of Rider	Bond Number	Additional Premium
16	12:01 a.m. on November 9, 2019 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN770431/01/2019	N/A

AMEND DEFINITION OF EMPLOYEE TO INCLUDE AFFILIATED PERSONS RIDER

(1940 ACT)

It is agreed that the Section of the bond entitled CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS, Definition (e) Employee, is amended to include the following:

•                  a natural person partner, officer or employee of an investment adviser, underwriter (distributor), transfer agent or shareholder accounting recordkeeper, or administrator for the Insured, but only while performing acts coming within the usual and customary duties of an officer or employee of the Insured or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of the Insured; provided that the adviser, underwriter, transfer agent, recordkeeper or administrator is an affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of the Insured;

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

FI 1050 (05-16)

1

Rider No.	This rider is effective on the effective	Bond No.	☐ Additional
	date of the bond unless a different		☐ Return
	date is set forth below.		Premium
17	12:01 a.m. on November 9, 2019	MNN770431/01/2019	N/A

SECURITIES AND EXCHANGE COMMISSION

NOTIFICATION RIDER

It is agreed that:

I.     In the event that this bond is cancelled, terminated, or Substantially Modified, the Underwriter agrees to use its best efforts to notify the Securities and Exchange Commission (“SEC”) within sixty (60) days following such cancellation, termination, or modification, whether such cancellation, termination, or modification is at the request of the Insured or the Underwriter. Failure on the part of the Underwriter to provide such notice shall not impair or delay the effectiveness of such cancellation, termination, or modification, nor shall the Underwriter be held liable in any way for such failure.

II.    For the purposes of this rider, Substantially Modified means a change in the type or amount of fidelity bond coverage, or a change in the exclusions of this bond, or any change in the bond such that it no longer meets the requirements of the applicable SEC laws and regulations.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety & Fidelity Association of America

FI 1020-14 (08 14)

1

Rider No.	This rider is effective on the effective	Bond No.	☐ Additional
	date of the bond unless a different		☐ Return
	date is set forth below.		Premium
18	12:01 a.m. on November 9, 2019	MNN770431/01/2019	N/A

UNAUTHORIZED SIGNATURES

INSURING AGREEMENT RIDER

It is agreed that:

I.     The INSURING AGREEMENTS are amended by the addition of the following:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having in good faith and in the ordinary course of business accepted from, paid to, or cashed for a person present on the premises of the Insured, any check withdrawal order, or draft, made or drawn on a customer’s account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account; and the Insured must maintain written instructions outlining the acceptance.

II.           The applicable Single Loss Limit of Liability and Single Loss Deductible for the Unauthorized Signatures Insuring Agreement are as set forth in the Declarations.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

FI 1021 (08 14)

1

Rider No.	Effective Date of Rider	Bond Number	Additional Premium
19	12:01 a.m. on November 9, 2019 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN770431/01/2019	N/A

ARES DYNAMIC CREDIT ALLOCATION FUND, INC.

It is agreed that the CONDITIONS AND LIMITATIONS, Section 9. OTHER INSURANCE OR INDEMNITY, is amended by the addition of the following:

Notwithstanding the foregoing, this bond shall apply on a primary basis with respect to loss covered under this bond that is also covered under the bond identified below:

Ares Management, L. P.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

MANU-5476 (12-17)

1

Rider No.	Effective Date of Rider	Bond Number	Additional Premium
20	12:01 a.m. on November 9, 2019 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN770431/01/2019	N/A

UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE RIDER

It is agreed that:

I.                Item 4 of the Declarations is amended by the addition of the following:

UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement Single Loss Limit of Liability: $100,000

UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement Single Loss Deductible: $10,000

II.           The Section of the bond entitled INSURING AGREEMENTS is amended by the addition of the following Insuring Agreement:

UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the Insured having, in good faith, credited its customer’s, shareholder’s or subscriber’s account of any item of deposit which proves to be uncollectible, provided that:

(1)         the item was held for a minimum of five (5) days before any redemption, withdrawal, dividend payment or share issuance occurs with respect to that item of deposit; and

(2)         there was a redemption, withdrawal, dividend payment or share issuance with respect to that item of deposit.

Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

For the purposes of this Insuring Agreement, Item of Deposit means any one or more checks and drafts drawn upon a financial institution in the United States of America.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

FI 1049 (05-16)

1

Rider No.	Effective Date of Rider	Bond Number	Additional Premium
21	12:01 a.m. on November 9, 2019 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN770431/01/2019	N/A

AUTOMATIC INCREASE IN LIMITS FOR INVESTMENT COMPANIES RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, Section 4. LIMIT OF LIABILITY, is amended by the addition of the following:

•                  Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to Rule 17g-1 of the Investment Company Act of 1940 (“Rule 17g-1”), as amended, due to an increase in asset size of current investment companies covered under this bond, then the minimum increase in limits required to comply with Rule 17g-1 shall take place automatically without payment of additional premium for the remainder of the Bond Period; provided, however, that in no event shall the maximum Single Loss Limit of Liability for each Single Loss under this bond exceed $6,000,000.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

FI 1058 (09-16)

1

Rider No.	Effective Date of Rider	Bond Number	Additional Premium
22	12:01 a.m. on November 9, 2019 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN770431/01/2019	N/A

AUTOMATIC COVERAGE FOR NEW INVESTMENT FUNDS RIDER

It is agreed that the bond is amended by the addition of the following:

•                  Notwithstanding anything to the contrary in the bond, if, after the effective date of this bond, the Insured creates or acquires any new Investment Fund, then such fund shall be covered under this bond, subject to its terms and conditions, only if:

(a)         the fair value of all cash, securities, assumed indebtedness and other consideration paid by the Insured did not exceed 10% of the total consolidated assets of the Insured as of the date of the Insured’s most recent audited consolidated financial statement prior to such transaction; and

(b)         the total combined limit of liability for the Insured, as required by Rule 17g-1 of the Investment Company Act of 1940, as amended, including such newly acquired or created fund, does not exceed $6,000,000 or

(c)          the Underwriter, at its sole option upon submission of such information as the Underwriter may require, payment of any additional premium, and/or amendment of the provisions of the bond, agrees to provide coverage for such fund.

There is no coverage under this bond for any event discovered prior to the effective date of such creation or acquisition.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America

FI 1059 (09-16)

1

Rider No.	Effective Date of Rider	Bond Number	Premium
23	12:01 a.m. on November 9, 2019 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN770431/01/2019	N/A

ARES DYNAMIC CREDIT ALLOCATION FUND, INC. RIDER

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE

Social Engineering Fraud Insuring Agreement Single Loss Limit of Liability	Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability	Social Engineering Fraud Insuring Agreement Single Loss Deductible	Social Engineering Fraud Insuring Agreement Additional Limit of Liability
$500,000 without a Transfer verification $500,000 with a Transfer Verification	$1,000,000	$50,000	$500,000

It is agreed that:

I.                The Section entitled INSURING AGREEMENTS is amended by the addition of the following new Insuring Agreement:

SOCIAL ENGINEERING FRAUD

Loss resulting directly from an Employee having, in good faith, transferred, paid or delivered Money or Securities from the Insured’s account to a person or account outside of the Insured’s control, in reliance upon a Social Engineering Fraud Instruction directing such transfer, payment or delivery of Money or Securities.

II.           Solely with respect to the coverage provided by this Rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS is amended by the addition of the following new definitions:

Authorized Transfer Agent means:

(1)         a director, officer, partner, member or sole proprietor of the Insured;

(2)         an Employee who is authorized by the Insured to instruct other Employees to transfer, pay or deliver the Insured’s Money or Securities; or

(3)         an employee of a Vendor authorized by such Vendor and the Insured to direct the Insured’s Employees to transfer, pay or deliver the Insured’s Money or Securities in accordance with the terms of a written agreement between the Vendor and the Insured.

Securities means Certificated Securities or Uncertificated Securities.

Includes copyright material of The Surety Association of America

MANU-7078A (11-18)

1

Social Engineering Fraud Instruction means a telephonic, written or electronic instruction communicated to an Employee by a natural person purporting to be an Authorized Transfer Agent, or by an individual acting in collusion with such person, for the purpose of intentionally misleading an Employee to transfer, pay or deliver the Insured’s Money or Securities, but which instruction was not actually made by an Authorized Transfer Agent; provided, however, that Social Engineering Fraud Instruction shall not include any such instruction communicated by an employee of a Vendor who was acting in collusion with any third-party in communicating such instruction.

Transfer Verification means a verbal conversation with the purported Authorized Transfer Agent, using a Verification Method, to verify the identity of such Authorized Transfer Agent and the authenticity of the instruction.

Vendor means any entity or natural person that provides goods or support services to the Insured pursuant to a written agreement between the Vendor and the Insured. Vendor does not include any customer, automated clearing house, custodian, financial institution, administrator, counter-party, or any similar entity or natural person.

Verification Method means:

1.              with respect to a person described in paragraphs (1) or (2) of the definition of Authorized Transfer Agent, calling a telephone number obtained on a published or electronic company directory maintained by the Insured, or having an in-person conversation with such person;

2.              with respect to a person described in paragraph (3) of the definition of Authorized Transfer Agent, calling a telephone number that:

a.              was provided by the Vendor when the written agreement between the Vendor and the Insured was first established;

b.              replaced a telephone number previously provided by the Vendor, provided that confirmation of the legitimacy of the change was achieved through separate verbal contact, initiated by the Insured, with the Vendor at the previously provided telephone number;

c.               replaced a telephone number previously provided by the Vendor and was received by the Insured at least 30 days before receipt of the Social Engineering Fraud Instruction; or

d.               was provided in person by the Vendor while the Vendor was physically present on the Insured’s premises.

III.      Exclusion (h) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS is replaced by the following:

(h)         loss caused by an Employee, except when covered under:

(1)         Insuring Agreement (A);

(2)         Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property; or

(3)         the Social Engineering Fraud Insuring Agreement and resulting directly from unintentional acts of the Employee.

IV.       Section 4. LIMIT OF LIABILITY of the CONDITIONS AND LIMITATIONS is amended by the addition of the following:

Social Engineering Fraud Insuring Agreement Single Loss Limits of Liability with or without a Transfer Verification

Subject to any applicable Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss under the Social Engineering Fraud Insuring Agreement shall not exceed the Single Loss Limit of Liability without a Transfer Verification set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE, unless the Insured has complied with the following condition:

2

For any single transfer of Money or Securities, the Insured performed a Transfer Verification prior to transferring, paying or delivering the Money or Securities that are the subject of the Loss.

If such condition is satisfied, the Single Loss Limit of Liability with a Transfer Verification set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE shall apply to such Single Loss.

Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability

Except as provided in the subsection entitled Social Engineering Fraud Insuring Agreement Additional Limit of Liability, the Underwriter’s total liability for all losses covered under the Social Engineering Fraud Insuring Agreement and discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE. The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of the Social Engineering Fraud Insuring Agreement.

Upon exhaustion of the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability by such payments:

(a)         the Underwriter shall have no further liability for loss or losses under the Social Engineering Fraud Insuring Agreement regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)         solely with respect to the Social Engineering Fraud Insuring Agreement, the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability is part of, and not in addition to, the Aggregate Limit of Liability shown in Item 3 of the Declarations.

Social Engineering Fraud Insuring Agreement Additional Limit of Liability

If the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability is exhausted by the payment of covered loss, the Underwriter shall provide a Social Engineering Fraud Insuring Agreement Additional Limit of Limit Liability as set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE. The Social Engineering Fraud Insuring Agreement Additional Limit of Limit Liability shall not apply to the loss that exhausted the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability, but shall apply to subsequent loss covered under this bond.

Notwithstanding any provision of this bond to the contrary, the Social Engineering Fraud Insuring Agreement Additional Limit of Limit Liability shall be excess of any insurance or bond that is specifically excess of this bond. Such excess insurance or bond must be completely exhausted by payment of amounts covered thereunder before the Underwriter shall have any obligation to make any payment under the Social Engineering Fraud Insuring Agreement Additional Limit of Limit Liability.

V.            Solely with respect to the applicable SOCIAL ENGINEERING FRAUD Insuring Agreement Single Loss Limit of Liability set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE, the Social Engineering Fraud Insuring Agreement does not apply to any loss occurring prior to November 9, 2016.

Solely with respect to the SOCIAL ENGINEERING FRAUD Insuring Agreement Additional Limit of Liability set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE, the Social Engineering Fraud Insuring Agreement does not apply to any loss occurring prior to November 9, 2017.

All other provisions of the bond remain unchanged.

3

Rider No.	Effective Date of Rider	Bond Number	Additional Premium
24	12:01 a.m. on November 9, 2019 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN770431/01/2019	N/A

ARES DYNAMIC CREDIT ALLOCATION FUND, INC. RIDER

VOICE COMPUTER SYSTEM FRAUD INSURING AGREEMENT COVERAGE SCHEDULE

Voice Computer System Fraud	Voice Computer System Fraud	Voice Computer System Fraud
Insuring Agreement Single	Insuring Agreement Aggregate	Insuring Agreement Single Loss
Loss Limit of Liability	Limit of Liability	Deductible
$5,000,000	$5,000,000	$50,000

It is agreed that:

I.                The Section entitled INSURING AGREEMENTS is amended by the addition of the following new Insuring Agreement:

VOICE COMPUTER SYSTEM FRAUD

Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by:

(1)         failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)         failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition:

Under the Voice Computer System Fraud Insuring Agreement, “Single Loss” means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

II.           Solely with respect to the coverage provided by this Rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS is amended by the addition of the following new definitions:

Includes copyright material of The Surety Association of America

MANU-7078B (11-18)                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                  Page 1 of 4

1

Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System.

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

Computer System means:

(1)         computers with related peripheral components, including storage components wherever located,

(2)         systems and applications software,

(3)         terminal devices, and

(4)         related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

System Administration means the performance of security functions, including, but not limited to:

(1)         defining authorized persons to access a Voice Computer System and adding, changing, and deleting Account Codes or passwords in connection therewith; or

(2)         invoking or revoking a Voice Computer System option which: (i) directs telephone call routing; (ii) adds, moves, or drops telephone lines; or (iii) performs any other similar activity allowed by a hardware or software-based Voice Computer System option that has been incorporated by a manufacturer or vendor into a Voice Computer System or any component thereof; provided such Voice Computer System option is not intended for the sole use of such manufacturer or vendor.

System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof.

System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities.

Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

III.      Solely with respect to the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS is amended by the addition of the following exclusions:

•                  any loss of the type or kind covered by any other Insuring Agreement of this bond, regardless of any deductible amount or limit of liability;

•                  loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured (collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured);

•                  loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System;

2

•                  loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider, and such liability would have been be imposed on the Insured regardless of the existence of such contract;

•                  the cost of duplication of Electronic Data or Computer Programs;

•                  loss resulting directly or indirectly from the fraudulent preparation or fraudulent modification of Computer Programs;

•                  loss resulting directly or indirectly from:

(a)         mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance, or electrical surge which affects a Computer System;

(b)         failure or breakdown of Electronic Data processing media; or

(c)          error or omission in programming or processing;

•                  loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification, or similar card to gain access to the Insured’s Voice Computer System;

•                  loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism;

•                  loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

IV.       Section 4. LIMIT OF LIABILITY of the CONDITIONS AND LIMITATIONS is amended by the addition of the following:

Voice Computer System Fraud Insuring Agreement Aggregate Limit of Liability

The Underwriter’s total liability for all losses covered under the Voice Computer System Fraud Insuring Agreement and discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Voice Computer System Fraud Insuring Agreement Aggregate Limit of Liability set forth in the VOICE COMPUTER SYSTEM FRAUD INSURING AGREEMENT COVERAGE SCHEDULE. The Voice Computer System Fraud Insuring Agreement Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of the Voice Computer System Fraud Insuring Agreement.

Upon exhaustion of the Voice Computer System Fraud Insuring Agreement Aggregate Limit of Liability by such payments:

(a)         the Underwriter shall have no further liability for loss or losses under the Voice Computer System Fraud Insuring Agreement regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)         solely with respect to the Voice Computer System Fraud Insuring Agreement, the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Voice Computer System Fraud Insuring Agreement Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Voice Computer System Fraud Insuring Agreement Aggregate Limit of Liability is part of, and not in addition to, the Aggregate Limit of Liability shown in Item 3 of the Declarations.

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V.            The section of the bond entitled Single Loss Defined is amended by the addition of the following:

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

VI.       The section of the bond entitled NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER is amended by the addition of the following:

Proof of loss for a claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

All other provisions of the bond remain unchanged.

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Secretary’s Certificate

The undersigned, being the duly elected Secretary of Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”) and CION Ares Diversified Credit Fund (“CADC”) (collectively, the “Funds”), hereby certifies that the following resolutions, in substantially the form below, were adopted by the Board of Directors and Board of Trustees, as the case may be (collectively, the “Board”) of the Funds (all Directors/Trustees voting) and separately by a majority of the Board members who are not “interested persons”, as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), of the Funds (the “Independent Board Members”) at a meeting of the Board duly called and held on October 30, 2019 at which a quorum was present and acting throughout (the “Meeting”), and that such votes remain in full force and effect as of the date hereof:

RESOLVED, that it is the finding of the board of directors/trustees of each Fund (all directors/trustees voting) and separately by a majority of those directors/trustees who are not considered “interested” as that term is defined under the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Independent Board Members”) that the joint fidelity bond (the “Bond”) written by Axis Insurance Company in at least the minimum amount required under Rule 17g-1 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under Section 17(g) of the 1940 Act (“Rule 17g-1”), covering, among others, officers and employees of the Funds against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, in accordance with the requirements of Rule 17g-1, is reasonable in form and amount and is hereby approved, after giving due consideration to, among other things, the amount of the Bond, the estimated amount of the premium for such Bond, the value of the aggregate assets of the Funds to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Funds, and the nature of the securities in each Fund’s portfolio; and it is

FURTHER RESOLVED, that the share of the premium to be allocated to each Fund, which is based upon each Fund’s proportionate share of the sum of the premiums that would have been paid if such Bond had been purchased separately by the Fund, be, and the same hereby is, approved by the Board of the Funds (including separately by the Independent Board Members), after having given due consideration to, among other things: (i) the number of other parties insured under the Bond, (ii) the nature of the business activities of those other parties, (iii) the amount of the Bond, and (iv) the extent to which the share of the premium allocated to each Fund under the Bond is less than the premium that the Fund would have had to pay had it maintained a single insured bond; and it is

FURTHER RESOLVED, that the appropriate officers of the Funds be, and each of them hereby is, authorized and empowered to obtain and bind the aforementioned fidelity bond coverage for the Funds; and it is

FURTHER RESOLVED, that the Funds participate in the Bond on terms such that the benefits as well as the costs of the Bond be allocated to the parties to the Bond on the terms discussed at this Meeting; and it is

FURTHER RESOLVED, that the joint fidelity bond agreement providing that in the event that any recovery is received under the Bond as a result of a loss sustained by a Fund and also by any other named insured, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 is approved with such further changes therein as the officers may determine to be necessary or desirable and proper, the execution of said agreement by such officers to be conclusive evidence of such determination; and it is

FURTHER RESOLVED, that the secretary of each Fund shall file, or cause to be filed, the binder to the Bond, if any, and appropriate notices with the SEC in accordance with paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act; and it is

FURTHER RESOLVED, that the appropriate officers of the Funds be, and each of them hereby is, authorized and empowered to make any and all payments and to do any and all other acts, in the name of the Funds, as they, or any of them, may determine to be necessary, desirable or advisable and proper in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of November 2019.

/s/ Ian Fitzgerald
Ian Fitzgerald
Secretary of the Funds

JOINT FIDELITY BOND AGREEMENT

This Agreement is made this 30th day of October, 2019 by and between CION Ares Diversified Credit Fund and Ares Dynamic Credit Allocation Fund, Inc. (the “Funds”).

W I T N E S S E T H:

WHEREAS, the Funds are management investment companies registered under the Investment Company Act of 1940 (“1940 Act”); and

WHEREAS, each Fund must purchase a bond as required by the 1940 Act and Rule 17g-1 promulgated thereunder under which each Fund is a named insured; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.                                      Description of Bond.  Axis Insurance Company, a reputable fidelity insurance company authorized to do business in New York, has issued a joint fidelity bond in the amount of $10,000,000 (which may be increased from time to time) which designates each of the Funds as named insureds (“Bond”).

2.                                      Minimum Recovery.  In the event recovery is received under the Bond as a result of loss sustained by the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3.                                      Term.  The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

CION Ares Diversified Credit Fund			Ares Dynamic Credit Allocation Fund, Inc.

By:	/s/ Ian Fitzgerald		By:	/s/ Ian Fitzgerald

	Name:	Ian Fitzgerald		Name:	Ian Fitzgerald
	Title:	Authorized Signatory		Title:	Authorized Signatory

November 26, 2019

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Ares Dynamic Credit Allocation Fund, Inc.	File No. 811-22535
	CION Ares Diversified Credit Fund	File No. 811-23165

Dear Sir/Madam:

On behalf of Ares Dynamic Credit Allocation Fund, Inc. and CION Ares Diversified Credit Fund (collectively, the “Funds”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1.              a copy of the Funds’ fidelity bond in the amount of $5,000,000 for the period November 9, 2019 through November 9, 2020 (the “Fidelity Bond”);

2.              a Secretary’s Certificate certifying the resolutions adopted at a meeting of the Board of Directors and the Board of Trustees (as the case may be) (collectively, the “Board”) of the Funds held on October 30, 2019, by which a majority of the Board members who are not “interested persons” of the Funds, as defined by Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Fidelity Bond and the portion of the premium to be paid by the Funds; and

3.              a copy of the Joint Fidelity Bond Agreement with respect to the Fidelity Bond, entered into on October 30, 2019 among the Funds pursuant to paragraph (f) of Rule 17g-1.

Attached as Exhibit A hereto is a table showing the amount of the single insured bond that each Fund would have provided and maintained had it not been named as an insured under the Fidelity Bond.

The premium for the Fidelity Bond has been paid for the policy year.

If you have any questions, please do not hesitate to contact me at (617) 662-7193.

Very truly yours,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood

Enclosures

Exhibit A

Ares Funds Complex

Rule 17g-1 Fidelity Bond Filing

Amount of Single Insured Bond Required for Joint Insureds

Period of Coverage: November 9, 2019 to November 9, 2020

Fund	Single Insured Bond Coverage
Ares Dynamic Credit Allocation Fund, Inc.	$900,000
CION Ares Diversified Credit Fund	$900,000